Risk Factors

Because of the concentration of our sales to three customers, the loss of one or more of our top customers could adversely affect our financial results.

        Our top three customers, The Home Depot, Lowe's and Wal*Mart, together accounted for approximately 74% (33%, 23% and 18%, respectively) of our 2002 net sales and approximately 62% of our outstanding accounts receivable as of December 31, 2002. These customers hold significant positions in the retail lawn and garden market. The loss of, or reduction in orders from, The Home Depot, Lowe's, Wal*Mart or any other significant customer could have a material adverse effect on our business and our financial results, as could customer disputes regarding shipments, fees, brand use and positioning, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse effect. Furthermore, we do not have long-term purchase agreements or other contractual assurances as to future sales with any of our major retail customers.

Bankruptcy of a major customer, supplier or party with whom we have a strategic relationship could have a material adverse effect on our financial condition.

        Bankruptcy or a significant deterioration in the financial condition of one of our major customers, suppliers or parties whom we have strategic relationships with could have a material adverse effect on our sales, profitability, collections of receivables and cash flow. We continually monitor and evaluate the credit status of our customers and parties whom we have strategic relationships with and attempt to adjust terms as appropriate and permissible. Despite these efforts, a bankruptcy filing by a key customer, supplier or a party whom we have strategic relationships with could have a material adverse effect on our business, results of operations, financial condition, collections of receivables and cash flow.

Weather conditions during our peak selling season could adversely impact our financial results.

        Weather conditions in North America have a significant impact on the timing of sales in the spring selling season and our overall annual sales. Periods of dry, hot weather can decrease insecticide sales, while periods of cold and wet weather can slow sales of herbicides and fertilizers. In addition, an abnormally cold spring throughout North America could adversely affect both fertilizer and pesticide sales and therefore our financial results.

Our seasonality and quarterly fluctuations could impair our ability to make interest payments on our indebtedness.

        Our products are used primarily in the spring and summer, so our business is highly seasonal. During 2002, approximately 69% of our net sales occurred in the first and second quarters. Our working capital needs, and correspondingly our borrowings, begin to peak at the beginning of the second quarter.

        Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including, among other things:

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  adverse weather conditions during peak gardening seasons;

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  shifts in demand for lawn and garden products;

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  changes in product mix, service levels and pricing by us and our competitors;

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  the effect of acquisitions, including the costs of acquisitions that are not completed; and

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  economic stability of retail customers.

        These seasonal and quarterly fluctuations could negatively impact our business.

We may be adversely affected by trends in the retail industry.

        With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose bargaining strength is growing. To the extent such concentration continues to occur, our net sales and operating income may be increasingly sensitive to a deterioration in the financial condition of, or other adverse developments involving our relationships with, one or more of our retailer customers. Our business may also be negatively affected by changes in the policies of our retailer customers, such as limitations on our direct in-store sales force, inventory destocking, limitations on access to shelf space, price demands and other conditions. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis. This requires us to shorten our lead time for production in certain cases and more closely anticipate demand, which could in the future require the carrying of additional inventories and increase our working capital and related financing requirements.

We may be unable to compete successfully in our highly competitive industry.

        We compete against a number of large national and regional brands. Our principal national competitors include: The Scotts Company, which markets products under the Scotts®, Ortho®, Roundup®, Miracle-Gro® and Hyponex® brand names; S.C. Johnson & Son, Inc., which markets products under the Raid® and OFF!® brand names; The Clorox Company, which markets products under the Combat® and Black Flag® brand names; Central Garden & Pet Company, which markets products under the AMDRO® and IMAGE® brand names; Bayer A.G., which markets lawn and garden products under the Bayer Advantage® brand name; and The Servicemaster Company, which markets lawn care, tree and shrub services under the TruGreenSM, ChemLawnSM and BareFootSM service marks. Some of our competitors are larger, have longer operating histories, greater financial resources and greater market recognition than us. We cannot assure you that we will be able to compete successfully.

Volatility in interest rates and in the prices of some of the raw materials we use could have a negative impact on us.

        In the normal course of business, we are exposed to fluctuations in interest rates and raw materials prices. We have established policies and procedures that govern the management of these exposures through the use of derivative hedging instruments, including swap agreements. Our objective in managing our exposure to such fluctuations is to decrease the volatility of earnings and cash flows associated with changes in interest rates and certain raw materials prices. To achieve this objective, we periodically enter into swap agreements with values that change in the opposite direction of anticipated cash flows. Derivative instruments related to forecasted transactions are considered to hedge future cash flows, and the effective portion of any gains or losses is included in accumulated other comprehensive income until earnings are affected by the variability of cash flows. Any remaining gain or loss is recognized currently in earnings.

        During the first half of each year, the price of granular urea, a critical raw material component used in the production of fertilizer, tends to increase significantly in correlation with natural gas prices. The costs of granular urea have generally, but not always, declined during the second half of the year. As of December 31, 2002, we had hedged nearly 50%, and had purchase agreements to effectively fix an additional 23%, of our 2003 urea purchases. While we expect these instruments and agreements to manage our exposure to price fluctuations, we cannot assure that they will be effective in fully mitigating our exposure to these risks, nor can we assure that we will be successful in passing pricing increases on to our customers. In addition, our inability to effectively manage our exposure could cause our costs to be greater than our competitors, which may adversely affect our business.

The growth of our business may make it more difficult to manage.

        Rapid growth may strain our ability to manage our business and will strain our operational and financial resources and accounting controls. We have invested substantial time, money and resources in implementing an enterprise resource planning, or ERP, system. If the implementation of the ERP system is not successful or does not result in the benefits and efficiencies we anticipate, it could adversely affect our business. In addition, our continued growth will require an increase in personnel, particularly in our sales force. There can be no assurance that we will be able to continue to attract, train, develop and retain the personnel necessary to pursue our growth strategy.

We could be adversely affected if we lose our key personnel.

        If we were to lose the services of Robert L. Caulk, Daniel J. Johnston, Kent J. Davies, John F. Timony or Robert S. Rubin or if one or more additional members of our management were to depart and subsequently compete with us, it could have a material adverse effect on our business. The loss of key personnel could have a material adverse effect on us. In addition, our future performance depends on our ability to attract and retain skilled employees. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees in the future. See "Management—Employment Agreements."

The interests of the holders of our debt and equity securities may conflict with our controlling shareholders.

        Thomas H. Lee Equity Fund IV, L.P. and its affiliates beneficially own approximately, through UIC Holdings, L.L.C., 84% of our fully diluted common stock, and accordingly, they have the power to elect a majority of our directors, appoint new management and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our charter and approving mergers or sales of substantially all of our assets. Our directors elected by Thomas H. Lee Equity Fund IV, L.P. and its affiliates will have the authority to make decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock purchase programs and the declaration of dividends.

Our acquisition strategy involves a number of risks.

        We have completed a number of acquisitions and strategic transactions since 1999 and intend to grow through the acquisition of additional companies. We are regularly engaged in acquisition discussions with a number of companies and anticipate that one or more potential acquisition opportunities, including those that could be material, may become available in the near future. If and when appropriate acquisition opportunities become available, we intend to pursue them actively. Further, acquisitions involve a number of special risks, including:

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  failure of the acquired business to achieve expected results;

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  diversion of management's attention;

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  failure to retain key personnel or customers of the acquired business;

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  additional financing that, if available, could increase leverage, dilute equity, or both;

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  successor liability, including with respect to environmental matters;

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  the high cost and expenses of completing acquisitions and risks associated with unanticipated events or liabilities; and

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  failure to successfully integrate our acquired businesses into our internal controls.

        These risks could have a material adverse effect on our business, results of operations and financial condition and cash flow.

        We expect to face competition for acquisition candidates, which may limit the number of opportunities and may lead to higher acquisition prices. We cannot assure you that we will be able to identify, acquire, or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operations or financial difficulties. In future acquisitions, we also could incur additional indebtedness or pay consideration in excess of fair value, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Public perceptions that the products we produce and market are not safe could adversely affect us.

        We manufacture and market a number of complex chemical products, such as fertilizers, growing media, herbicides and pesticides, bearing our brands. On occasion, customers and some current or former employees have alleged that some products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that our products are not safe, whether justified or not, could impair our reputation, damage our brand names and materially adversely affect our business.

Compliance with environmental and other public health regulations could increase our costs of doing business and expose us to additional requirements which we may be unable to comply with.

        Local, state, federal and foreign laws and regulations relating to environmental, health and safety matters affect us in several ways. In the United States, all products containing pesticides must be registered with the United States Environmental Protection Agency (U.S. EPA) and, in many cases, similar state agencies before they can be manufactured or sold. The inability to obtain or the cancellation of any registration could have an adverse effect on our business. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals. We may not always be able to avoid or minimize these risks.

        The Food Quality Protection Act establishes a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under the act, the U.S. EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in our products continue to be evaluated by the U.S. EPA as part of this exposure. It is possible that the U.S. EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in 2000, Dow AgroSciences L.L.C., an active ingredient registrant, voluntarily agreed to a withdrawal of virtually all residential uses of chlorpyrifos, an active ingredient we used in our lawn and garden products under the name Dursban until January 2001. This had a material effect on our operations in 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We cannot predict the outcome or the severity of the effect of the U.S. EPA's continuing evaluations of active ingredients used in our products.

        In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of hazardous substances and hazardous waste, air and water discharges from our facilities and the remediation of contamination. If we do not fully comply with environmental regulations, or if a release of hazardous substances occurs at or from one of our facilities, we may be subject to penalties and/or held liable for the costs of remedying the condition.

        We did not incur any material capital expenditures on environmental controls during 2002 and do not anticipate incurring any such material capital expenditures in 2003. We currently estimate that the costs associated with compliance with environmental, health and safety regulations could total approximately $0.2 million annually for the next several years. The adequacy of these anticipated future expenditures is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and the assumption that there are not significant conditions of potential contamination that are unknown to us. If there is a significant change in the facts and circumstances surrounding this assumption, or if we are found not to be in substantial compliance with applicable environmental public health laws and regulations, it could have a material impact on future environmental capital expenditures and other environmental expenses and our results of operations, financial position and cash flows.

We may be exposed to significant product liability claims which our insurance may not cover and which could harm our reputation.

        Although we have product liability insurance coverage in the aggregate amount of $2.0 million per occurrence, subject to a $500,000 per occurrence self-insured retention, and an umbrella policy for occurrences exceeding $2.0 million in the amount of $15.0 million, we cannot assure you that this insurance will provide coverage for any claim against us or will be sufficient to cover all possible liabilities. Moreover, any adverse publicity arising from claims made against us, even if the claims were not successful, could adversely affect the reputation and sales of our products. See "Business—Litigation."

If we are unable to use and protect our trademarks or product formulations, we may be exposed to modification and licensing costs.

        Our ability to successfully compete in our markets depends significantly on our ability to use and protect our trademarks. There can be no assurance that our trademarks will be enforceable or adequately protect us from others using similar marks. We therefore may not be able to maintain our proprietary position. In addition to trademarks, we also rely on a combination of patents, trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. There can be no assurance that we will be able to maintain our proprietary position, or that third parties will not circumvent any proprietary protection we have. Although we believe that our products do not violate the patents, trademarks, trade dress or other proprietary rights of third parties, it is possible that competitors or others could claim this. If our products are found to infringe on the rights of others, we could be required to modify such products, pay for a license for the manufacture and sale of such products, which license may not be available on reasonable terms, or stop selling such products.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C., on September 11, 2001, and other acts of violence or war may affect the markets in which the notes trade, the markets in which we operate, our operations, profitability and cash flow.

        Terrorist attacks or other acts of violence or war may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our operating results. Also as a result of terrorism and other hostilities, the United States has entered into, and may enter into additional, armed conflicts which could have a further impact on our sales, our supply chain, and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues, costs and cash flow and may result in the volatility of the market price for our securities and on the future price of our securities.